Exhibit (a)(1)(J)

HHGREGG, INC.

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFERING DOCUMENTS.

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form and Eligible Option Information Sheet and if submitting a paper Eligible Option Information Sheet and Election Form, please return the completed and signed Eligible Option Information Sheet and Election Form to Charles Young, our Chief Human Resources Officer at the Company via hand delivery, facsimile at (317) 816-6609 or electronic mail to Charlie.Young@hhgregg.com before 11:59 p.m., Eastern Daylight Savings Time, on April 30, 2013, unless the Offer is extended.

You may withdraw this election by submitting a new properly completed and signed Election Form and related Eligible Option Information Sheet prior to the Expiration Date, which will be 11:59 p.m., Eastern Daylight Savings Time, on April 30, 2013, unless we extend the Offer.

By electing to exchange my Eligible Options, I understand and agree to all of the following:

1. I tender to hhgregg for exchange the Eligible Options specified on the attached Eligible Option Information Sheet and understand that, upon acceptance by hhgregg, this Election Form will constitute a binding agreement between hhgregg and me. On the Eligible Option Information Sheet, I have checked the box corresponding to the Eligible Options that I want to exchange.

2. I understand that if I validly tender an Eligible Option for exchange, and such Eligible Option is accepted and cancelled, I will receive a New Option to acquire the same number of shares of Common Stock as were underlying my Eligible Option at the time of the Offer.

3. I understand that the New Option issued to me will be unvested at the time it is granted, and will begin to vest on the grant date of the New Option, whereby one-third of the New Option will vest on each of the first three anniversaries of the New Option Grant Date. Thus, no portion of any New Option granted will be vested on the New Option Grant Date. Vesting on any anniversary date is subject to my continued service to hhgregg through each relevant vesting date.

4. I understand that each New Option will have an exercise price per share equal to the greater of (a) $10.00 and (b) the closing price of our Common Stock as reported on the New York Stock Exchange on the New Option Grant Date.

5. I understand that the New Option will be nonstatutory stock options and that my New Option will be granted under hhgregg’s 2007 Equity Incentive Plan.

6. I understand that the New Option will have substantially the same terms and conditions as the Eligible Options cancelled in this Offer, except for the exercise price and the vesting schedule.

7. hhgregg has advised me to consult with my own financial, legal and/or tax advisors as to the consequences of participating or not participating in this Offer, including the tax consequences of participating in this Offer in the context of my own situation. hhgregg is not and will not be providing me with financial, legal or tax advice in connection with my decision to participate or not participate in this Offer.

8. To remain eligible to tender my Eligible Options for exchange and cancellation pursuant to the Offer, I understand that I must remain an Eligible Optionee and must not have received nor have given a notice of termination prior to the date and time that the Offer expires, which is scheduled to be 11:59 p.m., Eastern

Daylight Savings Time, on April 30, 2013, unless the Offer is extended. I understand that if I die or cease providing services to hhgregg prior to the Expiration Date of the Offer, hhgregg will not accept my Eligible Option for cancellation and I or my estate or beneficiaries, as the case may be, will retain my Eligible Options with their current terms and conditions.

9. I understand that if my employment with hhgregg ceases before all of the shares represented by the New Option vest, I will forfeit any unvested portion of my New Option.

10. I understand that neither the ability to participate in the Offer nor actual participation in the Offer will be construed as a right to continued employment with hhgregg.

11. I understand that in accordance with Sections 7 and 16 of the Offer to Exchange, hhgregg may terminate, modify or amend the Offer and postpone its acceptance and cancellation of any Eligible Option that I have tendered for exchange. In any such event, I understand that the Eligible Options tendered for exchange but not accepted will remain in effect with its current terms and conditions.

12. I understand that this election is entirely voluntary, and I am aware that I may change or withdraw my decision to tender my Eligible Option Grant at any time until the Offer expires as described in the Instructions to this Election Form. I understand that this decision to tender my Eligible Options will be irrevocable at 11:59 p.m., Eastern Daylight Savings Time, on April 30, 2013, unless the Offer is extended.

13. I sell, assign and transfer to hhgregg all right, title and interest in and to the Eligible Option that I am tendering as specified in the attached Eligible Option Information Sheet, and I agree that I shall have no further right or entitlement to purchase any shares of hhgregg’s Common Stock under the tendered Eligible Option Grant on the date hhgregg accepts such option grant for exchange and cancellation.

14. I agree to all of the terms and conditions of the Offer AND HAVE ATTACHED A SIGNED COPY OF THE ELIGIBLE OPTION INFORMATION SHEET. I understand that if I do not include the Eligible Option Information Sheet with this Election Form, I will be deemed to have elected NOT to exchange my Eligible Option.

If completing via a paper election process, please sign as appropriate and return your Election Form and Eligible Option Information Sheet to Charles Young, our Chief Human Resources Officer at (317) 569-7574 or Charlie.Young@hhgregg.com no later than 11:59 p.m. Eastern Daylight Savings Time on April 30, 2013 by hand delivery, facsimile, or electronic mail. If completing the Offer Website, please select “I agree.”

I understand that neither hhgregg nor the Board of Directors of hhgregg is making any recommendation as to whether I should amend or refrain from exchanging my Eligible Options, and that I must make my own decision whether to tender my Eligible Options, taking into account my own personal circumstances and preferences. I understand that the Exchanged Options may decline in value when I decide to exercise such options. I further understand that past and current market prices of hhgregg Common Stock may provide little or no basis for predicting what the market price of hhgregg Common Stock will be when hhgregg grants me New Options in exchange for my tendered Eligible Options or at any other time in the future.

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